UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of Pembina Pipeline Corporation on Form F-3 (File No. 333-187938).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: August 9, 2013	By:	/s/ Harold K. Andersen
Name: Harold K. Andersen
Title: Vice President, Legal & General Counsel

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Interim Financial Statements
99.2	Management’s Discussion and Analysis
99.3	Calculation of Earnings Coverage
99.4	CEO Certification
99.5	CFO Certification